Exhibit 99.2

☐

RADA ELECTRONIC INDUSTRIES LTD.

7 GIBOREI ISRAEL STREET
NETANYA 42504, ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

          The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.015 per share, of RADA Electronic Industries Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, August 29, 2013 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE NOMINEES FOR CLASS B DIRECTOR AND OUTSIDE DIRECTOR AND PROPOSALS 3 AND 4 SET FORTH ON THE REVERSE.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADA ELECTRONIC INDUSTRIES LTD.

August 29, 2013

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

”  Please detach along perforated line and mail in the envelope provided. ”

00003300003203203000 3	082913

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NOMINEES FOR CLASS B DIRECTOR AND OUTSIDE DIRECTOR AND PROPOSALS 3 AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
	1.	To reelect two Class B directors for terms expiring at the Company’s 2016 Annual General Meeting of Shareholders.

		NOMINEES:	FOR	AGAINST	ABSTAIN
		Herzle Bodinger	☐	☐	☐

		Michael Letchinger	☐	☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Items 2 and 3.

	2.	To elect an outside director for a three-year term.

NOMINEE:
			FOR	AGAINST	ABSTAIN
		Elan Sigal	☐	☐	☐
			YES	NO
		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the re-election of Mr. Sigal as a result of your relationship with the controlling shareholder?	☐	☐

			FOR	AGAINST	ABSTAIN
	3.	To approve the Compensation Policy of the Company in the form attached as Exhibit A to the Proxy Statement for the 2013 Annual General Meeting of Shareholders.	☐	☐	☐
			YES	NO
		Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the Company’s Compensation Policy?	☐	☐

			FOR	AGAINST	ABSTAIN
4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2013 and to authorize the Company’s Audit Committee to determine their compensation.
			☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.